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                                                                     EXHIBIT 5.1

                      [LETTERHEAD OF SHEARMAN & STERLING]


                                          February 22, 2001



American Skiing Company
P.O. Box 450
Sunday River Access Road
Bethel, ME 04217



                            American Skiing Company
                       Issuance of Shares of Common Stock


Ladies and Gentlemen:


    We are acting as counsel to American Skiing Company, a Delaware corporation ("AMERICAN SKIING"), in connection with the merger, recapitalization and other transactions, including the issuance of up to 75,511,049 shares (the "SHARES") of Common Stock, par value $.01 per share (the "COMMON STOCK"), by American Skiing to the shareholders of MeriStar Hotels & Resorts, Inc. ("MERISTAR"), to be consummated subject to the terms and the conditions set forth in the Merger Agreement, dated as of December 8, 2000, as amended as of February 21, 2001 (the "Merger Agreement"), between American Skiing and MeriStar, and the Voting and Recapitalization Agreement, dated as of December 8, 2000, among American Skiing, MeriStar and certain holders of preferred stock of American Skiing (the "Voting and Recapitalization Agreement"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.



    In this capacity we have examined the Merger Agreement, the Voting and Recapitalization Agreement, American Skiing's Restated and Amended Certificate of Incorporation filed with the Secretary of State of the State of Delaware on October 4, 1999, American Skiing's Bylaws dated as of October 7, 1999, the form of the Share certificate, and originals, or copies identified to our satisfaction, of such corporate records of American Skiing, certificates of public officials, officers of American Skiing and other persons, and such other documents, agreements and instruments as we have deemed necessary as a basis for the opinions hereinafter expressed. In our examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. In rendering our opinion, we have relied as to factual matters, to the extent we deem proper, upon the representations and warranties of American Skiing and you contained in or made pursuant to the foregoing documents, certificates of officers of American Skiing and certificates of public officials.



    Based upon the foregoing, and having regard for such legal considerations as we deem relevant, we are of the opinion that the Shares to be issued by American Skiing pursuant to the Merger Agreement will, assuming the fulfillment of all conditions to the Merger Agreement and the issuance of the Shares in accordance therewith, be duly authorized, validly issued, fully paid and non-assessable.



    Our opinion set forth above is limited to the General Corporation Law of the State of Delaware, and we do not express any opinion herein concerning any other law.


    This opinion is intended solely for your benefit and is not to be made available to, or relied upon by, any other person or entity without our prior written consent; PROVIDED that we hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement on Form S-4 of American Skiing Company filed on January 9, 2001, and all amendments related thereto. This opinion letter speaks only as of the date hereof. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances that may hereinafter come to our attention or any changes in the laws, rules, regulations or court decisions that may hereinafter occur.

                                                        Very truly yours,

                                                        /s/ Shearman & Sterling


MR/DW/CKS/GO